UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. n/a )*

ALLARITY THERAPEUTICS, INC.

(Name of Issuer)

Common stock, par value $0.0001 per share

(Title of Class of Securities)

016744104

(CUSIP Number)

December 20, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 016744 104

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only). Sass & Larsen ApS
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Denmark
Number of Shares Beneficially by Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,064,770
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,064,770
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,064,770
10.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (11) 13.2%*
12.	Type of Reporting Person (See Instructions) CO

*	The calculation of this percentage is based on 8,075,832 shares of Common Stock of the Issuer issued and outstanding at the Effective Time of the Recapitalization Share as reported on Amendment No. 4 to the Registration Statement on Form S-1 filed by the Issuer on December 16, 2021.

CUSIP No. 016744 104

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only). Benny Sass
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Denmark
Number of Shares Beneficially by Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,064,770
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,064,770
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,064,770
10.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (11) 13.2%*
12.	Type of Reporting Person (See Instructions) IN

*	The calculation of this percentage is based on 8,075,832 shares of Common Stock of the Issuer issued and outstanding at the Effective Time of the Recapitalization Share as reported on Amendment No. 4 to the Registration Statement on Form S-1 filed by the Issuer on December 16, 2021.

CUSIP No. 016744 104

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only). Leon Sass
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Denmark
Number of Shares Beneficially by Owned by Each Reporting Person With	5.	Sole Voting Power 21,468
	6.	Shared Voting Power 1,064,770
	7.	Sole Dispositive Power 21,468
	8.	Shared Dispositive Power 1,064,770
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,086,238
10.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (11) 13.45%*
12.	Type of Reporting Person (See Instructions) IN

*	The calculation of this percentage is based on 8,075,832 shares of Common Stock of the Issuer issued and outstanding at the Effective Time of the Recapitalization Share as reported on Amendment No. 4 to the Registration Statement on Form S-1 filed by the Issuer on December 16, 2021.

SCHEDULE 13G

Item 1(a). Name of Issuer

Allarity Therapeutics, Inc.

Item 1(b). Address of Issuer’s Principal Executive Office

Allarity Therapeutics, Inc.

210 Broadway, Suite 201

Cambridge, MA 02139

Item 2(a). Name of Person Filing

This Schedule 13G is being filed on behalf of the following persons (collectively the “Reporting Persons”):

(i)	Sass & Larsen ApS (“SLA”)
(ii)	Mr. Benny Sass.
(iii)	Mr. Leon Sass.

Item 2(b). Address of Principal Business Office

The principal business office for each of the Reporting Persons is Vestergårdsvej 6, DK-2670 Greve, Denmark,

Item 2(c). Citizenship

(i)	SLA is organized under the laws of Denmark
(ii)	Mr. Benny Sass is a citizen of Denmark.
(iv)	Mr. Leon Sass is a citizen of Denmark.

Item 2(d). Title of Class of Securities

Common stock, par value $0.0001 per share

Item 2(e). CUSIP Number

016744104

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: ____________.

Item 4. Ownership

The shares of the Issuer’s Common Stock acquired and reported in this Schedule 13G were acquired upon the consummation of the Plan of Reorganization and Asset Purchase Agreement (the “Recapitalization Share Exchange”), pursuant to which the Issuer’s wholly owned Delaware subsidiary acquired the assets and assumed the liabilities of Allarity Therapeutics A/S (“Allarity A/S”) in exchange for the Common Stock of the Issuer as described in the Issuer’s Registration Statement on Form S-4 (File No. 333-258968 )(the “Registration Statement”). As a result of the Closing, holders of each outstanding ordinary share of Allarity A/S has a right to 0.02 shares of the Issuer’s Common Stock for each Allarity A/S ordinary share issued and outstanding (the “Exchange Ratio”) by the holder.

The responses to Items 5-11 of the cover pages of this Schedule 13G are incorporated herein by reference.

SLA beneficially owns 1,064,770 shares of the Issuer’s Common Stock, which represents 13.2% of the total shares of Common Stock of the Issuer issued and outstanding.

Mr. Benny Sass is deemed to have or share beneficial ownership of 1,064,770 shares of the Issuer’s Common stock, which represents 13.2% of the total shares of Common Stock of the Issuer issued and outstanding, through his 50% beneficial ownership of SLA.

Mr. Leon Sass (i) directly holds 21,468 shares of the Issuer’s Common Stock and (ii) is deemed to have or share beneficial ownership of 1,064,770 shares of the Issuer’s Common Stock through his 50% beneficial ownership of SLA. Accordingly, Mr. Leon Sass is deemed to beneficially own an aggregate of 1,086,238 shares of the Issuer’s Common Stock, which represents 13.4% of the total shares of Common Stock of the Issuer issued and outstanding.

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6. Ownership of more than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable.

Item 8. Identification and Classification of Members of the Group

Not applicable.

Item 9. Notice of Dissolution of Group

Not applicable.

Item 10	. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

Exhibit Index

Exhibit A	–	Joint Filing Agreement (filed herewith)
Exhibit B	–	Limited Power of Attorney for Benny Sass (incorporated by reference to Exhibit 24 to the Form 3 filed by the Reporting Persons with the Securities and Exchange Commission on December 22, 2021)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 22, 2021

Sass & Larsen ApS
a Danish company

/s/ Leon Sass
Name	Leon Sass
Title:	Chief Executive Officer

Leon Sass

/s/ Leon Sass
Leon Sass, an individual

Benny Sass

/s/ Leon Sass
Name:	Leon Sass
Title:	Attorney-in-fact for Benny Sass

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).